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                            October 28, 2022

       Gerald E. Quirk, Esq.
       Chief Legal Officer
       Syros Pharmaceuticals, Inc.
       35 Cambridge Park Drive, 4th Floor
       Cambridge, MA 02140

                                                        Re: Syros
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 14,
2022
                                                            File No. 333-267888

       Dear Gerald E. Quirk:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3 filed October 14, 2022

       General

   1. We note that you filed a current report on Form 8-K on September 16, 2022 in connection with the completion of
your acquisition of Tyme Technologies, Inc., and that this 8-K is incorporated by
reference into your registration statement on Form S-3. You indicated in that Form 8-K that the
financial statements of the acquired business and pro forma
                                                        financial information
required by Item 9.01(a) and (b) of Form 8-K would be filed by amendment within 71
days. Please note that we will not be a position to accelerate the effective date of this
registration statement until you have filed the required financial statements and pro
forma financial information. Refer to the Instruction to Item 9.01 of
                                                        Form 8-K. It also
appears that such incorporation by reference would require that an auditors' consent be
provided for the incorporation by reference into this registration
 Gerald E. Quirk, Esq.
Syros Pharmaceuticals, Inc.
October 28, 2022
Page 2
      statement of the auditor   s report with respect to the consolidated
financial statements of
      Tyme Technologies, Inc. included in the Annual Report on Form 10-K for the year ended
      March 31, 2022 and that a consent should be filed for the incorporation by reference of
      such auditor   s report into any previously filed Securities Act
registration statement. See
      the Exhibits Table in Item 601(a) of Regulation S-K and footnote 5 thereto. Please revise your filings or advise, as appropriate.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Lauren Hamill at 303-844-1008 or Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,
FirstName LastNameGerald E. Quirk, Esq.
                                                           Division of
Corporation Finance
Comapany NameSyros Pharmaceuticals, Inc.
                                                           Office of Life
Sciences
October 28, 2022 Page 2
cc:       Cynthia T. Mazareas, Esq.
FirstName LastName